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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                    1-9601

                           (Commission File Number)

(Check one):    Form 10-K [X]    Form 20-F [ ]    Form 11-K [ ]    Form 10-Q [ ]
                Form 10-D [ ]       Form N-SAR [ ]       Form N-CSR  [ ]


         For Period Ended:   MARCH 31, 2007

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended: _________________________


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  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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PART I -- REGISTRANT INFORMATION

                          K-V PHARMACEUTICAL COMPANY
                            Full Name of Registrant

                        Former Name if Applicable: N/A


                            2503 SOUTH HANLEY ROAD
           Address of Principal Executive Office (Street and Number)


                              ST. LOUIS, MO 63144
                           City, State and Zip Code



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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

K-V Pharmaceutical Company ("K-V" or the "Company") announced on October 31, 2006 that it had been served with a derivative lawsuit filed in St. Louis City Circuit Court alleging that certain stock option grants to current or former directors and officers between 1995 and 2002 were dated improperly. In accordance with the Company's established corporate governance procedures, the Board of Directors referred this matter to the independent members of its Audit Committee (the "Independent Committee"). The Independent Committee recently reported the findings of their investigation into the Company's option granting practices to the Board of Directors.

The Independent Committee's investigation included the review of approximately 2,600 option grants covering all current and former employees, officers and directors of KV awarded stock options during the period from fiscal 1995 through fiscal 2006. During the course of the investigation, the Company was advised that the staff of the Securities and Exchange Commission had initiated an informal inquiry into the Company's stock option granting process and accounting for stock options.

The Company has not yet completed its review of the findings of the Independent Committee investigation, including a review of the appropriate accounting for past stock option granting practices and related income tax effects. Until such reviews are completed, the Company cannot complete its fiscal 2007 consolidated financial statements or assessment of internal controls over financial reporting. As such, the Company was not able to file its fiscal 2007 Annual Report on Form 10-K by the required filing date of May 30, 2007, and currently does not expect to file the Form 10-K within the extended due date of June 14, 2007. The Company intends to file its 2007 Form 10-K at the earliest practicable date. The Company expects that it will continue to satisfy the requirements for continued listing on the New York Stock Exchange.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     RICHARD H. CHIBNALL              (314)                645-6600
-------------------------------   ---------------   -----------------------
           (Name)                   (Area Code)       (Telephone Number)


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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

         10-Qs for the three and six months ended September, 30 2006 and for the three and nine months ended December 31, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 31, 2007 the Company issued a press release announcing that revenues for the fourth quarter increased 39% to $121.6 million compared to $87.4 million in the fourth quarter of fiscal 2006. Net revenues for fiscal 2007 increased 21% to $443.9 million compared to $367.6 million for fiscal 2006.

The Company's branded business, Ther-Rx Corporation, reported fourth quarter fiscal 2007 revenues of $50.5 million, a 35% increase over fiscal 2006 fourth quarter revenues of $37.4 million. This increase was due to the continuing success of Clindessse(R), the Company's bacterial vaginosis product, which contributed $6.1 million of incremental revenues during the recently completed fourth quarter, while the hematinic product line reported increased revenues of $5.7 million, or 46% over the fourth quarter of fiscal 2006. Our brand prenatal product line contributed $13.4 million in fourth quarter revenues, compared to $11.7 million in fiscal 2006's fourth quarter, an increase of 14%. Ther-Rx revenues for fiscal 2007 grew 30% to $188.7 million, up from $145.4 million in the prior year.

The Company's ETHEX Corporation generic business reported fiscal 2007 fourth quarter net revenues of $66.4 million, an increase of $21.0 million, or 46% over revenues of $45.3 million in the fourth quarter of fiscal 2006. The results were driven by $4.1 million of incremental sales of Diltiazem (generic alternative to Tiazac(R) - Forest Laboratories) and positive revenue contributions from the cardiovascular, cough/cold and pain management product lines. For fiscal 2007, ETHEX revenues grew 16% to $235.8 million, up from $203.8 million reported in fiscal 2006.

Reasonable estimates of other results are not available at this time in light of the on-going review described in Part III above.


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                          K-V PHARMACEUTICAL COMPANY
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 31, 2007

                                            By:    /s/ Richard H. Chibnall
                                                   -----------------------------
                                                   Richard H. Chibnall
                                                   Vice President, Finance and
                                                   Principal Accounting Officer







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